RECEIVED

2006 JUL -3 P 4:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

June 30, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

06014841

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Resolutions of Annual General Meeting of Shareholders (Summary Translation dated June 29, 2006)
- Notice of Proposed Matters for General Meeting of Shareholders Partially Disapproved (Summary Translation dated June 29, 2006)
- Notice of Resignation of Independent Auditor (Summary Translation dated June 29, 2006)
- Notice of Establishment of Subsidiary (Summary Translation dated June 29, 2006)
- Extraordinary Report (Summary Translation dated June 29, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

dlw 7/5

RECEIVED
2006 JUL -3 P 4: 49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

Dear Shareholders:

The 66th Annual General Meeting of Shareholders

We would like to inform you that at the 66th Annual General Meeting of Shareholders of Nintendo Co., Ltd. (the "Company") held today, reports were given, and resolutions passed, as follows.

※※※※※※※※※※※※※※※※※

— Matters Reported Upon:

(1) The business report, consolidated balance sheet and consolidated statement of income with respect to the 66th fiscal period (from April 1, 2005 to March 31, 2006), along with audit results by accounting auditors and the Board of Corporate Auditors for the consolidated financial documents

(2) Non-consolidated balance sheet and non-consolidated statement of income with respect to the 66th fiscal period (from April 1, 2005 to March 31, 2006), along with acquisition of the Company's own shares in conformity with the Board of Directors resolution stipulated in the Articles of Incorporation

— Matters Acted Upon:

Proposal No. 1: To approve the proposed appropriation of profits with respect to the 66th fiscal period

Approved as proposed. A cash dividend distribution is to be made at the rate of 320 yen per share. Bonuses for the twelve directors are to be 180 million yen in total.

Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation

Amendments of the Articles of Incorporation subsequent to the implementation of the Company Law and expansion of the purpose of the enterprise were approved*. (*Please see attached.)

Proposal No. 3: To elect thirteen directors

The current members of the Board, Messrs. Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ohta and Kaoru Takemura were re-elected and Mr. Koji Yoshida was newly elected as director.

Proposal No. 4: To approve the proposed revision of directors' compensation

Approved as proposed. Total annual compensation to directors is to be within 800 million yen. As previously established, the wage for directors attributable to the role as employees is not included in this directors' compensation.

Proposal No. 5: To approve the proposed revision of corporate auditors' compensation

Approved as proposed. Total annual compensation to corporate auditors is within 100 million yen.

* *

○ At the Board of Directors meeting held after the 66th Annual General Meeting of Shareholders, Representative Directors were appointed as follows and took office respectively.

President:	Satoru Iwata
Senior Managing Director:	Yoshihiro Mori
Senior Managing Director:	Shinji Hatano
Senior Managing Director:	Genyo Takeda
Senior Managing Director:	Shigeru Miyamoto
Senior Managing Director:	Nobuo Nagai

Sincerely yours,

Satoru Iwata
President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
Japan

June 29, 2006

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Proposed Matters for General Meeting of Shareholders Partially Disapproved

Nintendo Co., Ltd. (the "Company") hereby announces that at the 66th Annual General Meeting of Shareholders held today, one of the five proposed matters to be acted upon was voted down. "Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation" could not obtain two-thirds of the favorable votes necessary for approval.

The Company acknowledges that the Company's business policies, including its dividend policy, were not fully understood by a certain number of institutional investors. Given this situation, from now on, the Company will make efforts to provide shareholders with a better understanding of its business policies. At the next General Meeting of Shareholders, this proposal will be brought up again.

In the meantime, amendments to the Articles of Incorporation subsequent to the implementation of the Company Law and adjustments made throughout the Articles of Incorporation to article numbers and wording will be interpreted as if they were specified in the present Articles of Incorporation.

In addition, to ensure timely dividend payment to our shareholders, it was necessary to prepare the notice of resolutions along with documents relating to dividend payment beforehand for dispatch. The notice of resolutions includes a statement that Proposal No. 2 was approved as proposed. Considering the time needed to re-prepare the documents and prioritizing timely dividend payment to our shareholders, the Company has decided to dispatch the documents as they are. The revised notice of resolutions will be dispatched upon completion.

File Number: 82-2544

June 29, 2006

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resignation of Independent Auditor

Nintendo Co., Ltd. (the "Company") hereby announces that at the Board of Directors Meeting held today, the Company's corporate auditor reported the resignation of the Company's independent auditor and matters pertaining to future prospects as follows.

1. Overview

ChuoAoyama PricewaterhouseCoopers has been the Company's independent auditor. However, on May 10, 2006, the auditing firm was instructed by the Financial Services Agency to suspend its operations for a two month period between July 1, 2006 and August 31, 2006. According to the Company Law, the auditing firm is no longer qualified as the Company's independent auditor and shall resign.

2. Name and address of resigning independent auditor

Name: ChuoAoyama PricewaterhouseCoopers
Address: Kasumigaseki Building
2-5, Kasumigaseki 3-chome
Chiyoda-Ku, Tokyo
Japan

3. Date of resignation

July 1, 2006

4. Future prospects

In order to avoid the absence of an independent auditor, the Company is considering appointing a temporary independent auditor.

June 29, 2006

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Establishment of Subsidiary

Nintendo Co., Ltd. (the "Company") hereby announces that at the Board of Directors Meeting held today, the resolution to establish a subsidiary mentioned below was passed.

1. Description of new company

Name:	Nintendo of Korea Co., Ltd.
Address:	Seoul, Republic of Korea
Representative:	Mineo Koda
Scheduled date of establishment:	July 7, 2006
Principal business:	Sale of home entertainment products
Fiscal year-end:	March 31
Capital:	25,000,000,000 won (Approximately 3,000,000,000 yen)
Shareholder:	Nintendo Co., Ltd. 100%

2. Reason of establishment

To strengthen sales of Nintendo products, such as Nintendo DS, and expand the gaming population in the Korean market.

3. Future prospects

The impact on the business results for the Company on consolidated and non-consolidated bases is minor.

Extraordinary Report

June 29, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

1. Reason for submission

At the Board of Directors Meeting held on June 29, 2006, the resolution to establish Nintendo of Korea Co., Ltd. was passed. This submission is based on the provisions under the Securities and Exchange Law and the Cabinet Order.

2. Reporting matters

(1) Description of subsidiary in question

Name:	Nintendo of Korea Co., Ltd.
Location:	Seoul, Republic of Korea
Representative:	Mineo Koda
Paid in Capital:	25,000,000,000 won (Approximately 3,000,000,000 yen)
Nature of business:	Sale of home entertainment products

(2) Number and percentage of voting rights the Company holds in the subsidiary in question prior/after establishment

Number of voting rights held by the Company: - (prior to establishment)
5,000,000 (after establishment)

Percentage of voting rights held by the Company (among all shareholders):
- (prior to establishment)
100.0% (after establishment)

(3) Reason and date of establishment

Reason of establishment:	To strengthen sales of Nintendo products, such as Nintendo DS, and expand the gaming population in the Korean market.
Date of establishment:	July 7, 2006 (scheduled date)